Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.          Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

Suite 1010, 1075 West Georgia Street

Vancouver, BC

V6E 3C9

2.         Date of Material Change

February 28, 2025

3.        News Release

A news release with respect to the material change referred to in this report was disseminated through various approved public media and filed on SEDAR+ on March 3, 2025.

4.         Summary of Material Change

On February 28, 2025, the Company completed its acquisition of the Musselwhite Gold Mine (“Musselwhite”) in Ontario, Canada (the “Acquisition”) from Newmont Corporation (“Newmont”).

5.         Full Description of Material Change

5.1        Full Description of Material Change

Transaction Summary

On February 28, 2025, the Company completed the Acquisition of Musselwhite from Newmont.

Acquisition Structure and Financing:

As noted in the Company’s press release on November 18, 2024, the Acquisition was structured to take advantage of Orla’s strong balance sheet and financial flexibility and avoids any upfront equity dilution. The US$810 million in upfront consideration has been funded from a combination of debt, gold prepayment, new convertible notes, and cash on hand including:

•	US$250 million credit facility (the “Credit Facility”) with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC, and consisting of:
○	US$150 million from the Company’s existing revolving credit facility, with an August 2027 maturity.
○	US$100 million under a three-year term loan, with quarterly repayments of US$5 million beginning December 31, 2025, and the balance to be paid at maturity.

The interest rate under the Credit Facility is based on the term Secured Overnight Financing Rate (SOFR), plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter, provided that for the first two quarters there will be a minimum applicable margin of 3.0%. Orla will have the ability to repay the Credit Facility in full, without penalties, at any time prior to the maturity date.

•	US$360 million gold prepayment (the “Gold Prepayment”) executed with the Bank of Montreal, ING Capital Markets LLC and Canadian Imperial Bank of Commerce, with the following terms.
○	The Company has received an upfront payment of US$360 million based on gold forward prices averaging approximately US$2,834 per ounce.
○	In exchange, the Company will make 36 equal monthly deliveries of gold ounces from March 2025 to February 2028 totaling 144,887 gold ounces.
•	US$200 million in senior unsecured convertible notes (the “Convertible Notes”) led by the Company’s cornerstone shareholders, Fairfax Financial Holdings Limited, Pierre Lassonde, and Trinity Capital Partners Corporation:
○	Coupon: 4.5% per annum, payable in cash.
○	Maturity: Five years from the date of issuance.
○	Conversion Right: The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into common shares (the “Shares”) of Orla.
○	Conversion Price: The initial conversion price for the Convertible Notes will be C$7.90 per Share (the “Conversion Price”), which will be translated to US dollars at a fixed exchange rate of 1.40 CAD/USD. The Conversion Price represents a premium of 42% relative to the closing price of the Shares on Friday November 15, 2024, the last trading day prior to the announcement of the Acquisition. Based on the Conversion Price, 35,443,026 Shares are issuable on conversion of the Convertible Notes.
○	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price.
○	Warrants: The holders of Convertible Notes received a total of 23,392,397 common share purchase warrants (the “Warrants”), representing 0.66 Warrants for each Share issuable upon conversion of the Convertible Notes. The Warrants shall have an exercise price of C$11.50 per Share and shall expire on the fifth anniversary of the closing of the Acquisition.

5.2        Disclosure for Restructuring Transactions

Not applicable.

6.         Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.         Omitted Information

 Not applicable.

8.         Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report is:

Jason Simpson

President and Chief Executive Officer

9.         Date of Report

March 10, 2025

Qualified Persons Statement

The scientific and technical information in this report was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

Forward-looking Statements

This report contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the potential benefits to be derived from the Acquisition; projected NPV, production, costs, growth potential, mine life extension and potential mineralization at Musselwhite; annual gold production; the timing of update guidance and exploration plans for Musselwhite; and the Company’s goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the successful integration of Musselwhite; the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Credit Facility and the Gold Prepayment will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company, its properties or Musselwhite. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risk related to the acquisition of Musselwhite from Newmont; uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepayment obligations; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; tailings risks; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; risks related to the Cerro Quema Project; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company’s securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company’s objectives and strategies; as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Past results are not indicative of future performance.